Exhibit 21.1
Subsidiaries of Express, Inc.

Name	Jurisdiction of Formation
Express Topco LLC	Delaware
Express Holding, LLC	Delaware
Express, LLC	Delaware
Express Finance Corp.	Delaware
Express GC, LLC	Ohio
Express Fashion Apparel Canada Inc.	New Brunswick, Canada
Express Fashion Operations, LLC	Delaware
Express Canada, GC GP, Inc.	New Brunswick, Canada
Express Canada GC, LP	New Brunswick, Canada
Express Brand Holdings, LLC	Delaware